EXHIBIT 99.1

FreeSeas Inc. Announces Web Cast of Annual Shareholders' Meeting

PIRAEUS, Greece, Dec. 19, 2007 (PRIME NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today that the Company will web cast its upcoming Annual Shareholders' Meeting.

As previously announced, FreeSeas Inc. will hold its Annual Shareholders' Meeting on December 27th, 2007 at 9:00AM U.S. Eastern Time. The meeting will be held at The New York Palace Hotel, located at 455 Madison Avenue in New York City.

For those who cannot attend, a web cast of the meeting will be simultaneously broadcast live over the Internet. The web cast can be accessed at:

http://www.videonewswire.com/event.asp?id=44665 .

Please log in approximately ten minutes before the start of the meeting to allow extra time to visit the site and download the streaming media software required to listen to the Internet broadcast. An online archive of the broadcast will be available within one hour of the live meeting at the same web address.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors described from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT: FreeSeas Inc.
         Ion Varouxakis, Chief Executive Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr
         89 Akti Miaouli Street
         185 38 Piraeus, Greece

         Cubitt Jacobs & Prosek Communications
         Investor Relations / Financial Media:
         Thomas J. Rozycki, Jr., Sr. Vice President
         +1.212.279.3115 x208
         Fax: +1.212.279-3117
         trozycki@cjpcom.com
         www.cjpcom.com
         350 Fifth Avenue - Suite 3901
         New York, NY 10118, USA